4-29-02

02027450

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
APR 29 2002
080

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

APRIL 29, 2002

Embratel Holding Company

(Translation of registrant's name into English)

PROCESSED
MAY 06 2002
THOMSON FINANCIAL

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F __X__ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] __N/A__

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF Number 02.558.124/0001-12
NIRE 3330026237-7
Public Company
CVM Registration Number 01764-7

SUMMARY MINUTES OF ANNUAL MEETING
HELD ON APRIL 24, 2002 AT 12:00 NOON

1- DATE, TIME AND PLACE: April 24, 2002, at 12:00 noon, held at Company's headquarters, at Rua Regente Feijó, 166, suite 1687-B, Downtown, City and State of Rio de Janeiro. **2 – ATTENDANCE:** Shareholders representing more than 61% (sixty one percent) of the capital stock with voting rights, according to records and signatures appearing in the Book of Attendance of Company Shareholders. Also present were Messrs. Daniel Eldon Crawford, Chairman of the Board of Directors and Vice-President Officer of the Company and Dilio Sergio Penedo, Deputy Chairman of the Board of Directors and Chief Executive Officer of the Company, as representatives of the Company administration; Messrs. José Antônio Ramos and Ruy Dell'Avanzi, representative of the Supervisory Audit Committee members and Mr. Roberto Catalão Cardoso, representative of Arthur Andersen S/C. **3 – CHAIR:** Chairman: Daniel Eldon Crawford; Secretary: Pedro Batista Martins. **4 – PUBLICATION OF NOTICES AND OTHER DOCUMENTS:** Notice Call for Annual Meeting published, under Article 124 of Act No. 6.404/76, published in the newspaper *Gazeta Mercantil* and in the *Rio de Janeiro State Official Gazette*, on the issues of April 9, 10 and 11, 2002. **5 – AGENDA: (i)** take the administration's accounts, examine, discuss and vote the financial statements related to the year ended on December 31, 2001, published in the newspaper *Gazeta Mercantil* and in the *Rio de Janeiro State Official Gazette* on March 20, 2002; **(ii)** deliberate on destination of the period net profit and the distribution of dividends; **(iii)** elect two members of the Board of Directors in complement of the term of office; **(iv)** establish the annual aggregate compensation of the Company managers; **(v)** elect members of the Supervisory Audit Committee and establish their compensation; and **(vi)** other matters of corporate interest. **6 – READING OF DOCUMENTS:** There was no request to read the documents mentioned in Article 133 of Act No. 6.404/76. **7 – SUMMARY OF RESOLUTIONS AND EVENTS OCCURRED:** The following resolutions were approved by the majority of shareholders present: **(i)** Approval, with no exceptions, of the Administration Report and Financial Statements, accompanied by the opinions from the Supervisory Audit Committee and Independent Auditors Arthur Andersen S/C, referring to the corporate year ended on December 31, 2001; **(ii)** The distribution of dividends was not approved due to negative result verified in the year ended on December 31, 2001 and the fact that there is no proposal by the Administration of destination of profit and distribution of dividends; **(iii)** In view of resignations by Messrs. **LUÍS FERNANDO MOTTA RODRIGUES** and **LÍDIO LINS NETO,** on June 29, 2002, the following persons were elected as members of the Company Board of

Directors, by the majority of shareholders present: Messrs. **EDSON SOFFIATTI,** Brazilian, married, engineer, holder of Identity Card Number 02849326-0/IFP-RJ, enrolled at CPF/MF under number 005.406.769-34, residing and domiciled at Praia de Botafogo, 228, 3rd flor, City and State of Rio de Janeiro, and **JOAQUIM DE SOUSA CORREIA,** Portuguese, divorced, manager, holder of Identity Card Number 02068468-4/IFP-RJ, enrolled at CPF/MF under number 190.736.407-25, residing and domiciled at Av. Presidente Vargas, 1.012, 16th floor, in the City and State of Rio de Janeiro, who will perform their duties in complement to the terms of office of their predecessors, that is, up to the Annual Meeting of 2004. The elected Directors shall be vested in their offices within the term referred to by First Paragraph of Article 149 of Act 6.404/76, and shall remained therein up to the Annual Meeting of 2004, or until they are removed or replaced by the Annual Meeting. The elected Directors hereby represent that they are not incurring in any offense that may prevent them from exercising trading/business activities, that they do not hold any office in a competitor company in the market, and that they have no conflicting interest with the Company, in compliance with provision of Article 146, § 1 to § 3 of Act No. 6.404/76; **(iv)** The annual aggregate compensation of the Company management was established up to R$ 400.00,00 (four hundred thousand Reais) for the purposes and ends of Article 152 of Act 6.404/76; and **(v)** Minority shareholders moved for the election of Mr. **HUGO ROCHA BRAGA,** as a permanent member, as well as the election of Mr. **BRUNO SEIDLER,** as alternate, both representing the minority shareholders at the Company's Supervisory Audit Committee. Preferred shareholders moved for the election of Mr. **EDUARDO GRANDE BITTENCOURT,** as a permanent member, as well as the election of Mr. **EDUARDO DA GAMA GODOY,** as alternate, both representing the shareholders of preferred stock in the Company's Supervisory Audit Committee. The majority of votes present also approved the reelection of the other members of the Supervisory Audit Committee and respective alternates, and the election of Mr. **RAUL TODÃO FILHO,** as a permanent member, as well as the election of Mr. **SÉRGIO VIOLA ALVES** as alternate, and said Audit Committee having the following composition, up to the Annual Meeting of 2003: (a) **HUGO ROCHA BRAGA,** Brazilian, married, accountant, holder of Identity Card Number 12.630/CRC-RJ and enrolled at CPF/MF under number 010.974.827-15, residing and domiciled at Rua Flamínea, 450, apt. 506, Vila da Penha, City and State of Rio de Janeiro, as a permanent member, and (a.1) **BRUNO SEIDLER,** Brazilian, married, economist, holder of Identity Card Number 2.004.561.276/SSP-RS, enrolled at CPF/MF under number 029.618.490-04, residing and domiciled at SHIN-Q1 16, Conjunto 2, Casa 16, Lago Norte, Brasília, Federal District, as alternate, both representing the minority shareholders; (b) **EDUARDO GRANDE BITTENCOURT,** Brazilian, married, accountant, holder of Identity Card Number 1.005.587.934/SSP-RS, enrolled at CPF/MF under number 003.702.400-06, residing and domiciled at Rua dos Andradas, 1534, cj. 81, Porto Alegre, Rio Grande do Sul, as a permanent member, and (b.1) **EDUARDO DA GAMA GODOY,** Brazilian, married, accountant, holder of Identity Card Number 1.005.587.934 SSP-RS, enrolled at CPF/MF under number 003.702.400-06, residing and domiciled at Rua dos Andradas, 1534, cj. 81, Porto Alegre, Rio Grande do Sul, as an alternate, both representing shareholders of preferred stock; (c) **RUY DELL'AVANZI,**

Brazilian, married, accountant, holder of Identity Card RG Number 1958301-SSP-SP, enrolled at CPF/MF under number 107.137.438-91, residing and domiciled at Rua General Jardim, 36, City and State of São Paulo, as a permanent member, and (c.1) **ARLES DENAPOLI,** Brazilian, married, holder of Identity Card RG Number 16.447.554-SSP/SP, enrolled at CPF/MF under number 064.653.188-30, residing and domiciled at Rua Júpiter, 200, apt. 91, City and State of São Paulo, as an alternate; (d) **JOSÉ ANTÔNIO RAMOS,** Portuguese, married, business manager, holder of Alien Identity Card RNE W498.167-U, enrolled at CPF/MF under number 368.135.678-53, residing and domiciled at Av. Moreira Guimarães, 1069, City and State of São Paulo, as a permanent member, and (d.1) **LUIZ CARLOS CAPARELLI PUSTIGLIONE,** Brazilian, divorced, economist, holder of Identity Card RG Number 8.254.833, enrolled at CPF/MF under number 060.291.448-48, residing and domiciled at Rua Dr. Nicolau de Souza Queiróz, 297, apt.71, City and State of São Paulo, as an alternate; (e) **RAUL TODÃO FILHO,** Brazilian, married, accountant, holder of Identity Card RG Number 8.467.449 SSP-SP, enrolled at CPF/MF under number 811.136.768-68, residing and domiciled at Rua Tabatinguera, 140, 14th floor, cj.1405, City and State of São Paulo, as a permanent member, and (c.1) **SÉRGIO VIOLA ALVES,** Brazilian, married, business manager and accountant, holder of Identity Card RG Number 3.799.528 SSP/SP, enrolled at CPF/MF under number 268.793.528-04, residing and domiciled at Rua Tabatinguera, 140, 14th floor, cj. 1405, City and State of São Paulo, as an alternate, and the three last permanent members and respective alternates being elected by the majority of votes present. The Directors now elected hereby represent that they are clear and unimpeded for the performance of t heir duties, in compliance with provision of § 3 of Article 162 of Act Number 6.404/76. The shareholders were informed that, as of the corporate year of 2002, the Company publications will be made in the newspaper *Valor Econômico* and in the *Rio de Janeiro State Official Gazette.* **8 – CLARIFICATIONS:** 1) The Company's Supervisory Audit Committee presented a favorable opinion in compliance with provision in Art. 163, Items II and VII of Act Number 6.404/76; and 2) the drawing up of these Minutes in summary form was approved, waiving the publication of the signatures of shareholders present at the Annual Meeting, under §§ 1 and 2 of Article 130 of Law Number 6.404/76. 3) The following abstentions were recorded: (a) In relation to voting of Items (i), (ii), (iii) and (iv) of the Agenda: Fundação Petrobrás de Seguridade Social – PETROS, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – BB Carteira Livre I, Fundo Bradesco Templeton de Valor e Liquidez FIA, IP Participações Fundo de Investimentos em Ações, IP Participações Institucional Fundo de Investimento em Ações, Hatteras LCC, Nationwide Marítima MIX Plus FIF, Nationwide Marítima MIX Fundo de Investimento Financeiro, Nationwide Marítima Multi II FIF, Nationwide Marítima Multi I FIF, Cigna Portolio IV FIF Exclusivo, Citiações Renda Mista FIA, Citi Institucional Ações FIA, Portfolio Ações FIA, Telecomunicações Fundo de Investimento em Ações, CISS IBVAT Eco Ações Fundo de Investimento em Ações, Citiações Fundo de Investimento em Ações, Bahema Alimentos e Participações S.A.; (b) In relation to items (iii) and (iv) of the Agenda, as well as part of item (v) referring to compensation of the Supervisory Committee members: IP Participações Institucional Fundo de Investimento em Ações, Hatteras LCC, Caixa de Previdência dos Funcionários do

Banco do Brasil – PREVI, BBA Capital Icatu FEF Fundo de Investimento em Ações, PGBL Fincor Composto 20C FIFE, BBA Icatu Taurus FIA, BBA Icatu IBX Institucional FIA, BBA Icatu Investprev FIA, BBA Icatu FESC FIA, BBA Icatu Aquarius FIA, Amazonas Fundo de Investimento em Ações, Previdência Exxon – Sociedade de Previdência Privada, Fapers – Fundação Assistencial e Previdenciária da Ext. Rural do Rio Grande do Sul, Icatu Hartford Fundo de Pensão, Icatu Hartford Seguros S.A., IBM Fundação Previdenciária, PGBL Icatu Hartford Composto 20B FIFE, PGBL Icatu Hartford Composto 20C FIFE, PGBL Icatu Hartford Composto 20E FIFE, PGBL Icatu Hartford Composto 10C FIFE, PGBL Icatu Hartford Composto 10B FIFE, PGBL Icatu Hartford Composto 10E FIFE, Premium Institucional IBX FIA, PGBL Icatu Hartford Composto 49B FIFE, PGBL Icatu Hartford Composto 49C FIFE, PGBL Icatu Hartford Composto 49E FIFE, PGBL UBS Composto 1 FIF, BBA Icatu IBX Private FIA, BBA Icatu Index Ibovespa FIA, BBA Icatu Ibovespa Private FIA, BBA Icatu Ibovespa Institucional FIA, BBA Icatu Slabs IBX FIA, BBA Icatu Gemini FIA; (c) In relation to items (iii), (iv) and part of Item (v) of the Agenda, referring to compensation of the Supervisory Audit Commitee members: Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. **9 – CLOSING:** Since no one wished to make use of the floor, and since there was no further business, the works were closed and the General Meeting was adjourned for the time required to draw up these Minutes, that, being read and found accordingly, were approved and signed by all those present.

SIGNATURES

Daniel Eldon Crawford – Chairman
Pedro Batista Martins – Meeting Secretary
Dílio Sérgio Penedo – Company Chief Executive Officer
Roberto Catalão Cardoso – Arthur Andersen's Representative

SHAREHOLDERS:

Startel Participações Ltda.
New Startel Participações Ltda.
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI
Dynamo Cougar Fundo Mútuo de Investimento em Ações – Carteira Livre
BBA Capital Icatu FEF Fundo de Investimento em Ações
PGBL Fincor Composto 20C FIFE
BBA Icatu Taurus FIA
BBA Icatu IBX Institucional FIA
BBA Icatu Investprev FIA
BBA Icatu FESC FIA
BBA Icatu Aquarius FIA
Amazonas Fundo de Investimento em Ações
Previdência Exxon – Sociedade de Previdência Privada
Fapers – Fundação Assistencial e Previdenciária da Ext. Rural do Rio Grande do Sul
Icatu Hartford Fundo de Pensão

Icatu Hartford Seguros AS
IBM Fundação Previdenciária
PGBL Icatu Hartford Composto 20B FIFE
PGBL Icatu Hartford Composto 20C FIFE
PGBL Icatu Hartford Composto 20E FIFE
PGBL Icatu Hartford Composto 10C FIFE
PGBL Icatu Hartford Composto 10B FIFE
PGBL Icatu Hartford Composto 10E FIFE
Premium Institucional IBX FIA
PGBL Icatu Hartford Composto 49B FIFE
PGBL Icatu Hartford Composto 49C FIFE
PGBL Icatu Hartford Composto 49E FIFE
PGBL UBS Composto I FIF
BBA Icatu IBX Private FIA
BBA Icatu Index Ibovespa FIA
BBA Icatu Ibovespa Private FIA
BBA Icatu Ibovespa Institucional FIA
BBA Icatu Slabs IBX FIA
BBA Icatu Gemini FIA
Fundo de Investimento em Ações BB Carteira Livre I
Fundação Petrobrás de Seguridade Social – PETROS
IP Participações Fundo de Investimento em Ações
IP Participações Institucional Fundo de Investimento em Ações
State Street Emerging Markets
SSGA Emerging Markets Fund
F&C Emerging Markets Commingled Trust
The Brazil MSCI Emerging Markets Index Common Trust
Daily Active Emerging Markets Fund
Frank Russell Invest Co-Emerg Markets Fund
IBM Tax Deferred Savings Plan
The California State Teachers Retirement SY
Morgan Stanley Investment Man Emerging Markets Trusts
The Wellcome Trust Limited
John Hancock Var Ser Tr 1 Emerging Markets Eq Port
The Emerging Markets Port of the AMR Inv Servs TR
State of Minnesota State Employees Ret Plan
SEI Inst Int Trust Em Markets Equity Fund
Morgan Stanley Offshore Emerging Markets Fund
Morgan Stanley Inst FD Inc Latin America Portfolio
Van Kampen S F Inc V K Latin American Fund
Van Kampen S F I V K Emerging Markets Fund
Morgan Stanley Emerging Markets Fund Inc
Morgan Stanley Inst FD Inc Emerging Markets Portfolio
The Universal Institute FI Emerging Markets EQ Portfolio
The Latin America Discovery Fund Inc
CI Mirante IBX Fundo de Investimento em Ações
CAM 14 Fundo de Investimento Financeiro

Private Citicorp Fundo de Investimento em Ações
Alpha CI Fundo de Investimento em Ações
Telecomunicações Fundo de Investimento em Ações
CISS IBVAT Eco Ações Fundo de Investimento em Ações
Citiações Fundo de Investimento em Ações
Nationwide Marítima MIX Plus FIF
Nationwide Marítima MIX Fundo de Investimento Financeiro
Nationwide Marítima Multi II FIF
Nationwide Marítima Multi I FIF
Cigna Portfolio IV FIF Exclusivo
Citiações Renda Mista FIA
Citi Institucional Ações FIA
Portfolio Ações FIA
Fundo Bradesco Templeton de Valor e Liquidez FIA
Hatteras LLC
Bahema Alimentos e Participações AS
Rogério Luiz Polles
Gilberto de Souza Esmeraldo
Cristiano de Mesquita Souza
José Teixeira de Oliveira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date: April 29, 2002

By: ______________________
Name: Daniel Eldon Crawford
Title: President